Project Investment Agreement

Party A: People’s Government of Daying County

Party B: Shouguang City Haoyuan Chemical Company Limited

Party B has entered into Daying County to carry out the trial investment operation since 2011, and has obtained the relevant geological data and the general reserve status of the underground brine resources and the natural gas resources in Daying County. On the basis of the above relevant information, Party B has decided to continue to increase its investment in the county. The following investment agreements are reached by both parties after negotiation:

A.	Project overview

a. Investment Scale: total investment is RMB1,100,000,000.

b. Construction Content: deep processing of brine well resources and the comprehensive utilization of associated natural gas under brine well.

B.	Party A's responsibilities and obligations

a. Party A to provide preferential policies

Party A shall actively assist Party B to obtain the project funds at all levels of the governments including the national, provincial and municipal levels. In line with the project funds management approach, Party A shall give the full amount of  the project funds applied and acquired in the name of this project to Party B to support the project development.

b.   Party A shall support Party B on its technology improvement, capacity expansion and technology innovation, and provide Party B appropriate incentives in accordance with relevant policies.

c. Water, electricity and gas used by Party B for production shall be charged based on price list in Daying City for similar industry. Water, electricity and gas used by Party B for living shall be charged based on the standard of urban residents in Daying City. Prices of water, electricity and gas shall be adjusted in accordance with price adjustment by the State.

C.	Coordination work for Party A

a. Party A shall organize the relevant departments to assist Party B with follow-up project approval, environmental impact assessment, safety assessment, etc. pursuant to national industrial policies.

b. Party A shall one (1) county level leader and one (1) project secretary department to provide full service for Party B, to assist Party B with all kinds of administrative licenses, and to help Party B to solve the specific issues during the construction process.

c. Party A shall assist Party B to apply for the brine water exploration rights and mining rights in accordance with the legal procedures in Daying County and provide policy support for the construction in terms of land use, industrial planning, industrial policy, and industrial workers training.

d. Party B shall be treated the same as local residents in Daying County in terms of children enrolled and labor's household registration.

e. Party A shall ensure that Party B has a good environment for construction, production, operation and security.

D.	Party B's responsibilities and obligations

a. Party B shall register a development and construction company with independent enterprise legal qualification in Daying County, which shall apply for the exploration and mining licenses in accordance with the statutory procedures in Daying County, and independently implement the project management and operation. Party B shall bear joint and several liability.

b. Party B shall conduct the project approval, research, design, environmental assessment, safety assessment and other work in accordance with the requirements of the State, and shall obtain the project construction-related administrative license and legal construction and production management right.

c. Party B shall pay relevant administrative fees, government funds, social insurance, etc., in accordance with relevant laws and regulations.

d. Party B shall carry out the construction in accordance with the project layout plan approved by Party A. Party B shall not change such plan without Party A’s permission.

e. Party B shall conduct project construction in accordance with the principle of design with certificate, construction with certificate, supervision with certificate, quality supervision, safe production and standard acceptance.

f. Party B shall use the advanced equipment, advanced technology and advanced technology to produce, and ensure that the project products is high-end in the industry.

g. Party B shall carry out the production and operation activities in accordance with the laws and regulations of the State.

E.	Responsibilities for breach

Party A shall have the right to terminate the agreement when any of the following events happens, and Party B shall be responsible for all the losses caused by such event.

a. Party B for its own reasons fails to obtain the relevant administrative license, or pass environmental assessment, security evaluation, etc., which causes the project on hold;

b. Party B does not meet the requirements of environmental protection and safety in the production process, and does not satisfy the relevant requirements after being given a rectification period;

c. Major environmental pollution or accident occurs during the construction and operation.

F.	Modification and termination

a. Modification

In the principle, no modification shall be made to this agreement. If a change needs to be made, each party shall inform the other party by written notice in advance of fifteen (15) days. The other party shall response in writing within five (5) business days after receiving the notice. Both parties shall negotiate to determine the content of the change.

b. Termination

If the agreement cannot be performed due to the changes of national laws, regulations or policies, or other force majeure reasons, both parties may terminate the agreement through negotiation. If an agreement cannot be reached by negotiation, both parties may apply for arbitration before the Suining Arbitration Commission.

G.	This agreement shall not be treated as an evidence for Party B's external contracting projects and collecting the project deposits.

H.	Party A shall take no responsibilities for the economic and civil activities conducted by Party B with third parties during the project construction, equipment procurement, production. etc..

I.
This agreement becomes effective when signed and sealed by both parties. Other unmentioned matters including plant location, investment intensity, tax standard, time node, prediction value shall be agreed by both parties in a separate agreement.

J.	This agreement is signed in quadruplicate, each party holds two copies.

Party A: People’s Government of Daying County

/s/ Shi Xinyu
Shi Xinyu
Date: November 23, 2015

Party B: Shouguang City Haoyuan Chemical Company  Limited

/s/ Miao Naihui
Miao Naihui

Date: November 23, 2015